Mail Stop 4561

January 8, 2008

Mr. Jeffrey K. Ellis
Vice President and Chief Financial Officer of
Westrec Investors, Inc., the Corporate General
Partner of Tower Park Marina Investors, L.P.
16633 Ventura Boulevard, 6th Floor
Encino, CA 91436

        Re: **Tower Park Marina Investors, L.P.**
              Form 10-KSB for the year ended December 31, 2006
              Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007,
              and September 30, 2007
              File No. 0-17672

Dear Mr. Ellis:

      We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief